Exhibit 12

Tucson Electric Power Company

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended	Twelve Months Ended
	June 30,	June 30,	December 31,	December 31,	December 31,	December 31,	December 31,
(in thousands)	2018	2018	2017	2016	2015	2014	2013
Net Income	$81,400	$176,374	$176,668	$124,438	$127,794	$102,338	$101,342
Add:
Income Tax Expense	16,401	75,313	100,763	59,376	71,719	57,911	47,986
Interest Expense, Net (1)	33,794	65,445	63,212	64,192	63,555	68,555	80,793
Estimated Interest Portion of Rental Expense (2)	102	213	223	1,707	1,711	1,691	842

Total Earnings before Taxes and Fixed Charges	$131,697	$317,345	$340,866	$249,713	$264,779	$230,495	$230,963

Fixed Charges:

Interest Expense (before deducting capitalized interest) (3)	$35,187	$68,727	$67,128	$65,902	$69,179	$88,340	$85,591

Estimated Interest Portion of Rental Expense (2)	102	213	223	1,707	1,711	1,691	842

Total Fixed Charges	$35,289	$68,940	$67,351	$67,609	$70,890	$90,031	$86,433

Ratio of Earnings to Fixed Charges	3.73	4.60	5.06	3.69	3.74	2.56	2.67

(1)	Interest on uncertain tax positions is included in Interest Expense, Net.
(2)	The Estimated Interest Portion of Rental Expense is calculated by using our estimated incremental borrowing rate times the present value of projected operating lease payments.
(3)	Excludes recognition of Allowance for Borrowed Funds Used During Construction.